CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009 and 2008

AUDITORS’ REPORT

To the Shareholders of

Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years ended March 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that the audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years ended March 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

July 27, 2009

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated July 27, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“Morgan & Company” July 27, 2009  Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

(expressed in Canadian dollars, unless otherwise stated)

	March 31,	March 31,
	2009	2008
		(restated) (Note 2 (a))
Assets

Current assets
Cash and cash equivalents	$ 184,767	$ 13,294
Accounts receivable and prepaid expenses	31,153	75,173
	215,920	88,467

Foreign value-added taxes recoverable (Note 6)	176,794	183,554
Mineral property interests (Note 5)	587,724	856,030
Equipment (Note 7)	11,558	234,706
Investments (Note 8)	2,852	24,769
Reclamation and other deposits (Note 9)	18,000	18,000

	$ 1,012,848	$ 1,405,526

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 465,630	$ 232,524
Accounts payable, related parties (Note 11)	1,447,528	1,100,183
	1,913,158	1,332,707
Shareholders’ equity (deficiency)
Share capital (Note 10)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 64,646,988 (2008 – 47,921,073) common shares	24,609,473	23,776,948
Warrants	571,800	402,443
Contributed surplus	1,875,238	1,431,756
Accumulated other comprehensive loss	(28,854)	(6,937)
Deficit	(27,927,967)	(25,531,391)
	(900,310)	72,819
	$ 1,012,848	$ 1,405,526

Going concern and nature of operations (Note 1)

Subsequent events (Notes 5 (e), 11 (c) and 18)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of Directors

/s/Michael O’Connor

/s/Robin Merrifield

Director

Director

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations

(expressed in Canadian dollars, unless otherwise stated)

	For the years ended March 31,
	2009	2008	2007
		(restated) (Note 2 (a))	(restated) (Note 2 (a))
Expenses
Amortization	$ 661	$ 624	$ 1,890
Exploration costs (Note 19)	952,989	2,364,251	2,215,541
Finance costs (Notes 10 and 11 (c))	29,646	154,010	--
Foreign exchange losses / (gains)	20,525	41,516	(2,330)
Legal, accounting and audit	82,593	74,714	42,419
Management and consulting fees (Note 11 (b, d))	120,000	136,500	102,500
Office and administration	173,626	132,444	79,474
Property investigation costs	105	1,734	12,132
Salaries and benefits	193,118	115,736	75,929
Shareholder communications	252,965	353,259	286,510
Stock-based compensation	212,986	414,484	67,867
Travel and conferences	5,372	21,262	19,458
Write-down of mineral property acquisition costs (Note 5 (c, d, and e))	418,312	109,741	--
Interest income	(620)	(5,745)	(22,499)
	2,462,278	3,914,530	2,878,891
Loss before income taxes	(2,462,278)	(3,914,530)	(2,878,891)
Future income tax recovery (Note 10)	65,702	--	--
Loss for the year	(2,396,576)	(3,914,530)	(2,878,891)

Loss per common share	$ (0.05)	$ (0.08)	$ (0.07)

Weighted average number of common shares outstanding – basic and diluted	52,370,459	47,872,669	38,395,299

Consolidated Statements of Comprehensive Loss

	For the years ended March 31,
	2009	2008
		(restated) (Note 2 (a))

Loss for the year before other comprehensive loss	$ (2,396,576)	$ (3,914,530)
Unrealized losses on investments	(21,917)	(9,539)
Comprehensive loss for the year	$ (2,418,493)	$ (3,924,069)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity
Years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, March 31, 2006	34,766,276	$ 18,530,383	$ --	$ 795,881	$ --	$ (17,931,816)	$ 1,394,448
Changes to opening deficit balance	--	--	--	--	--	(806,154)	(806,154)
Balance, March 31, 2006 (restated) (Note 2 (a))	34,766,276	18,530,383	--	795,881	--	(18,737,970)	588,294
Stock options exercised	877,900	251,432	--	(80,462)	--	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	349,830	--	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	22,000
Stock-based compensation	--	--	--	101,020	--	--	101,020
Loss for the year	--	--	--	--	--	(2,878,891)	(2,878,891)
Balance, March 31, 2007 (restated) (Note 2 (a)	41,801,343	21,482,992	349,830	816,439	--	(21,616,861)	1,032,400
Stock options exercised	1,145,500	392,564	--	(140,434)	--	--	252,130
Warrants exercised and expired	1,745,300	785,385	(173,291)	173,291	--	--	785,385
Private placements, less share issue costs	2,750,500	938,591	225,904	--	--	--	1,164,495
Mineral property interests
Stephens Lake – Trout Claims	16,666	13,166	--	--	--	--	13,166
Cedar Property	50,000	24,250	--	--	--	--	24,250
Bonus shares	411,764	140,000	--	--	--	--	140,000
Stock-based compensation	--	--	--	582,460	--	--	582,460
Transition adjustment to opening balance	--	--	--	--	2,602	--	2,602
Unrealized loss on investments for the year	--	--		--	(9,539)	--	(9,539)
Loss for the year	--	--	--	--	--	(3,914,530)	(3,914,530)
Balance, March 31, 2008 (restated) (Note 2 (a))	47,921,073	23,776,948	402,443	1,431,756	(6,937)	(25,531,391)	72,819
Private placements, less share issue costs	16,113,835	825,937	379,956	--	--	--	1,205,893
Finders’ shares	172,080	40,290	--	--	--	--	40,290
Agents’ fees	340,000	17,000	--	--	--		17,000
Warrants expired, unexercised	--	--	(210,599)	210,599	--	--	--
Mineral property interests
Wine claims	100,000	15,000	--	--	--	--	15,000
Future income tax on flow-through shares	--	(65,702)	--	--	--	--	(65,702)
Stock-based compensation	--	--	--	232,883	--	--	232,883
Unrealized loss on investments for the year	--	--	--	--	(21,917)	--	(21,917)
Loss for the year	--	--	--	--	--	(2,396,576)	(2,396,576)
Balance, March 31, 2009	64,646,988	$ 24,609,473	$ 571,800	$ 1,875,238	$ (28,854)	$ (27,927,967)	$ (900,310)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars unless otherwise stated)

	For the years ended March 31,
	2009	2008	2007
Cash provided by (used for)		(restated) (Note 2 (a))	(restated) (Note 2 (a))
Operating activities
Loss for the year	$ (2,396,576)	$ (3,914,530)	$ (2,878,891)
Items not affecting working capital
Amortization	7,814	122,897	63,436
Write-off of exploration assets included in site activities	161,270	--	--
Stock-based compensation	232,883	582,460	101,020
Foreign exchange	15,016	--	--
Non-cash finance costs	29,646	140,000	--
Write-down of mineral property interests	418,312	109,741	--
Recovery of future income tax liability	(65,702)	--	--
Changes in non-cash working capital
Accounts receivable and prepaid expenses	44,020	(3,401)	(55,087)
Accounts payable and accrued liabilities	185,346	(71,951)	288,802
	(1,367,971)	(3,034,784)	(2,480,720)
Investing activities
Mineral property interests
Acquisition costs	(135,006)	(112,269)	(63,095)
Related party advances	--	--	9,404
Reclamation and other deposits	--	(15,000)	29,883
Foreign value-added taxes recoverable	(8,256)	(100,824)	(82,730)
Short term investments	--	35,750	(35,750)
Equipment	(14,019)	(179,605)	(201,411)
Proceeds from disposal of equipment	68,083	--	--
	(89,198)	(371,948)	(343,699)
Financing activities
Due to/from related parties	365,460	1,015,530	(358,720)
Issuance of common shares	1,263,183	2,202,010	2,986,810
	1,628,643	3,217,540	2,628,090

Cash and cash equivalents
Increase (decrease) during the year	171,473	(189,192)	(196,329)
Balance, beginning of year	13,294	202,486	398,815
Balance, end of year	$ 184,767	$ 13,294	$ 202,486

Supplementary information – non-cash investing and financing transactions
Issuance of shares for mineral property interests	$ 15,000	$ 37,416	$ 235,167
Issuance of shares for finance and agent’s fee	$ 57,290	$ --	$ --
Cash paid for interest	$ 20,665	$ 10,338	$ --
Cash paid for income taxes	$ --	$ --	$ --

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico and Canada.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

The Company had a loss of $2,396,576 for the year ended March 31, 2009, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2009, of $1,697,238, with an accumulated deficit of $27,927,967.

The Company has capitalized $587,724 (2008 – $856,030 - restated) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2010, to maintain the mineral property interests held at March 31, 2009.  Subsequent to March 31, 2009, $20,000 has been paid.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company’s common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  (See Note 18 – Subsequent Event)

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

2.

Changes in accounting policy and adoption of recent accounting pronouncements

(a)

Exploration expenditures

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported March 31, 2008, and March 31, 2007, consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral properties interests at March 31, 2008	$ 4,765,477	$ 3,909,447	$ 856,030
Changes in the year
Exploration expenses for the year ended March 31, 2008	--	2,364,251	2,364,251
Write-down of mineral property interests	1,586,240	(1,476,499)	109,741
Loss for the year ended March 31, 2008	3,026,778	887,752	3,914,530
Loss per share for the year ended March 31, 2008	$0.06	$0.02	$0.08
Deficit at March 31, 2008	21,616,861	3,914,530	25,531,391
Mineral property interests at March 31, 2007	3,837,781	3,021,695	816,086
Changes in the year
Exploration expenses for the year ended March 31, 2007	--	2,215,541	2,215,541
Write-down of mineral property interests	--	--	--
Loss for the year ended March 31, 2007	663,350	2,215,541	2,878,891
Loss per share for the year ended March 31, 2007	$0.02	$0.05	$0.07
Deficit at March 31, 2007	18,595,166	3,021,695	21,616,861

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

2.

Changes in accounting policy and adoption of recent accounting pronouncements

(b)

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instrument – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The new Handbook Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation: revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements”.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.  On April 1, 2008, the Company adopted these disclosure requirements and management has evaluated the impact of these accounting standards and the necessary disclosures are provided in notes 14 and 15.

(c)

Amendments - going concern

The Company has adopted amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

See Note 1 for a discussion on operations and the Company’s ability to continue as a going concern.

(d)

Mining exploration costs

On March 27, 2009 the Emerging Issues Committee (“EIC”) of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.  The Company has applied this new abstract for the year ended March 31, 2009.  There was no impact on the consolidated financial statements as a result of applying this abstract.

3.

Significant accounting policies

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated on consolidation.  The Company has three subsidiary companies in the British Virgin Islands to hold the mineral property interests in Sierra Leone in branch offices.  The mineral property interests in Sierra Leone were written off prior to transfer of title.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, valuation of stock-based compensation and future income taxes.  Actual results could differ from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original maturities of 90 days or less from the original date of acquisition.  Interest from cash and cash equivalents is recorded on an accrual basis.  The Company has designated cash and cash equivalents as held-for-trading.  All gains and losses are included in the consolidated statement of operations in the period in which they arise.

(d)

Short-term investments

Short-term investments are classified as held-for-trading and recoded at fair value with realized and unrealized gains and losses reported in the consolidated statements of operations.  Their original maturity dates ranged from 91 days and 1 year from acquisition.  All gains and losses are included in the consolidated statement of operations in the period in which they arise.

(e)

Mineral property interests

During the year ended March 31, 2009, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (See Note 2 (a)).

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property acquisition costs upon payment.

Recorded costs of mineral property interests are not intended to reflect present or future values of resource properties.  Capitalized costs are subject to measurement, uncertainty and it is reasonably possible, based on existing knowledge, a change in future conditions could require a material change in material amounts.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(e)

Mineral property interests (continued)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs are expensed as incurred.

(f)

Investments and comprehensive income

The Company accounts for its portfolio investments as long-term investments.  They are initially recorded at cost.  Under CICA Handbook Section 1530, “Comprehensive Income”, it states that comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(g)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over the estimated economic lives of the various classes of equipment ranging from three to five years.

(h)

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable.  If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows.  Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.  Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset.  It is possible that material changes could occur that may adversely affect management’s estimates.  When it is determined that a mineral property is impaired, it is written down to fair value.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(i)

Income taxes

Income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  If realization of future tax assets is not considered more likely than not, a valuation allowance is provided.

(j)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets, or expenses it during the exploration stage.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  As at March 31, 2009 and 2008, the Company has determined that it has no asset retirement obligations.

(k)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the end of the year.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current year.

(l)

Stock-based compensation and other equity instruments

The Company has a stock option plan which is described in Note 10.  Stock-based compensation is recorded using a fair value based method on the date of grant, determined using the Black-Scholes (“B-S”) option pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  Proceeds arising from the exercise of stock options are credited to share capital.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and is charged to operations, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.  The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(m)

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year.

Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore basic and diluted loss per common share are the same.

(n)

Variable interest entities

Variable Interest Entities are required to be consolidated by the primary beneficiary.  The Company has determined that it has no Variable Interest Entities.

(o)

Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with CICA Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability (“FIT”) on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.  At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.  In instances where the Company has sufficient unrecognized FIT assets to offset the FIT liability, the Company records an FIT recovery in its Consolidated Statements of Operations and Deficit, relating to previously unrecognized future income tax assets.

(p)

Income statement presentation of tax losses carried forward

CICA Handbook EIC-172 “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income” provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of the unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  This abstract should be applied retrospectively, with restatement of prior periods from April 1, 2007, the date of adoption of CICA Handbook section 3855, “Financial Instruments – Recognition and Measurement”.  The adoption of this standard did not have a material impact on the consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(q)

Financial instruments

CICA Handbook Section 3861, “Financial Instrument – Disclosure and Presentation”, has been replaced by CICA Handbook Section 3862, “Financial Instruments – Disclosure” and Section 3863 – “Financial Instruments –Presentation”.  These standards require entities to disclose quantitative and qualitative information that enables user to evaluate the significance of financial instruments for the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date.  In addition, the Company is required to disclose management’s objectives, policies and procedures for managing these risks.

Fair values

The Company classifies its financial assets as either held-for-trading, available-for-sale, or prepaids and receivables.  Financial liabilities are classified as either held-for-trading, or loans and receivables.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate.  Valuation models require the use of assumptions concerning the amount and timing of estimate future cash flows and discount rates.  In determining these assumptions, the Company uses readily observable market inputs where available, or where not available, inputs generated by the Company.  Changes in fair value of held-for-trading financial instruments recorded in operations.

Available-for-sale financial assets are recorded at fair value as determined by active market prices.  Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income.  If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in operations.  Investment in equity instruments that do not have an active quoted market price are measured at cost.

Receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The fair values of the Company’s held-for-trading financial liabilities, such as accounts payable and accrued liabilities, asset retirement obligations, is applicable, are likely below carrying values due to the liquidity issues of the Company, as indicated by the $1,697,238 working capital deficiency at March 31, 2009.  The fair values of the Company’s held-for-trading financial assets, such as Goods and Services Tax and other receivables, approximate their carrying values at March 31, 2009.

The fair values of the Company’s available-for-sale financial assets and liabilities, such as investments, approximate their carrying values as the investment are carried at fair values with gains and losses of a temporary nature recorded in other comprehensive loss.

The Company’s held-to-maturity reclamation deposits are carried at cost and bear fixed interest rates.  The fair values of these deposits approximate their carrying values.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

The Company’s loans payable, such as the demand loans, and related accrued interest are all recorded at cost.  The fair value of the demand loan is estimated to be $200,000.  Additional funds of $720,000 have been advanced to March 31, 2009, without terms of repayment.  All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to April 1, 2007, would be recognized by adjusting opening accumulated other comprehensive income (loss).  Prior period consolidated financial statements were not restated.

4.

Accounting standards issued but not yet effective

(a)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Handbook Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062.  The new section is effective for the Company on April 1, 2009.  The Company has no goodwill or intangible assets as of March 31, 2009.

(b)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  The Company assessed the impact of EIC 173 on its consolidated financial statements and has determined there is no impact.

(c)

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and Handbook Section 1602, “Non-Controlling Interests”, which together replace Handbook Section 1600, “Consolidated Financial Statements”.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

4.

Accounting standards issued but not yet effective (continued)

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

(d)

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards (“IFRS”) 3R, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

(e)

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

5.

Mineral property interests

Detailed accumulated acquisition costs and exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 19.  Property payments made on the Company’s mineral property interests during the year ended March 31, 2009, are included in the property descriptions below.

Year ended March 31, 2009	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone (a)	$ 113,325	$ --	$ 113,324	$ 1
Kaslo Silver Property, British Columbia (b)	10,337	823	--	11,160
Goldsmith and other properties, British Columbia (c)	568,797	51,283	270,738	349,342
Manitoba Properties, Manitoba (d)	163,571	97,900	34,250	227,221
Nuevo Milenio, Mexico (e)	--	--	--	--
Total Acquisition Costs	$ 856,030	$ 150,006	$ 418,312	$ 587,724

Year ended March 31, 2008
Casierra Property, Sierra Leone	$ 199,241	$ 23,825	$ 109,741	$ 113,325
Kaslo Silver Property, British Columbia	9,520	817	--	10,337
Goldsmith and other properties, British Columbia	519,773	49,024	--	568,797
Manitoba Properties, Manitoba	87,552	76,019	--	163,571
Nuevo Milenio, Mexico	--	--	--	--
Total Acquisition Costs	$ 816,086	$ 149,685	$ 109,741	$ 856,030

Year ended March 31, 2007
Casierra Property, Sierra Leone	$ 100,241	$ 99,000	$ --	$ 199,241
Kaslo Silver Property, British Columbia	5,806	3,714	--	9,520
Goldsmith and other properties, British Columbia	374,753	145,020	--	519,773
Manitoba Properties, Manitoba	37,024	50,528	--	87,552
Nuevo Milenio, Mexico	--	--	--	--
Total Acquisition Costs	$ 517,824	$ 298,262	$ --	$ 816,086

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

5.

Mineral property interests (continued)

(a)

Casierra Diamond Licences, Sierra Leone

The Company had a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures by March 16, 2007.  A joint venture was to be formed between the parties and each party is to contribute to further expenditures on the licences in accordance with its interest, subject to certain conditions.  In the years ended March 31, 2007, 2008 and 2009, the Company conducted work programs on the claims.  The initial exploration results were promising on the claims onshore, but as the program continued, results were not those expected and as a result, the Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in the year ended March 31, 2008.  Further write-downs of acquisition costs of $113,324 were recorded with respect to the onshore claims in the year ended March 31, 2009, which have not been renewed.  In previous years, the Company has taken a write-down of the offshore claims to a nominal carrying value of $1.  In the year ended March 31, 2009, the Company did not renew the onshore licenses.  Subsequent to March 31, 2009, the Company received approval for its application on the first renewal of the 91.39-square kilometer offshore license Expl 8/2005 for one year.  The annual rent is US$250 per square kilometer, or US$23,000 annually.

(b)

Kaslo Silver Property, Kaslo, British Columbia, Canada

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(c)

British Columbia properties

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor could retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  During the year ended March 31, 2009, the Company determined that the exploration results did not meet the Company’s expectations and the property was returned to the optionors and the Company has written off acquisition costs of $270,738.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

5.

Mineral property interests (continued)

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($70,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”) (See Note 11 (f)) a 75% interest in two staked claims, the Trout and Trout 1 claims.  The Companies made cash payments totalling $110,000 ($36,667 paid by the Company) and issued 200,001 common shares (66,667 common shares in the capital of each of the three companies).  Upon earning the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  A joint venture agreement has not been finalized between the Companies and the optionor, and the Trout claim group remains in good standing.  The other claims have been written off, and the Trout claim group has been written down to a nominal carrying value of $1, as no exploration programs are planned.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement, as amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($105,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(iii)

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement were cash payments totalling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company was to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company was to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company was also required to incur exploration expenditures totalling $50,000 in cumulative expenditures by the fourth anniversary of regulatory approval.  After a short exploration program, the Company determined that the property did not have the expected potential and has returned the property to the optionor and recorded a write-down of acquisition costs of $34,250.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

5.

Mineral property interests (continued)

(e)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, located in Nayarit, Mexico See Note 18 - Subsequent Event).

6.

Foreign value added taxes recoverable

The foreign value added taxes recoverable relates to value-added taxes paid on the purchase of good and services in Mexico. These amount are presented as a long-term asset until such time as the claims are filed with the Mexican authorities.

7.

Equipment

		2009			2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicles	$ 40,367	$ 33,203	$ 7,164	$ 120,550	$ 54,591	$ 65,959
Office equipment	1,059	468	591	1,573	589	984
Computer equipment	13,343	9,540	3,803	19,238	11,610	7,628
Field equipment	--	--	--	258,337	128,266	130,071
Buildings	--	--	--	30,813	749	30,064
	$ 54,769	$ 43,211	$ 11,558	$ 430,511	$ 195,805	$ 234,706

8.

Investments

March 31, 2009	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ (28,000)	$ 2,000
Abitibi Mining Corp.	7,000	210	(35)	175
Stingray Resources Ltd.	2,016	698	(204)	494
Emgold Mining Corporation	2,000	480	(390)	90
Sultan Minerals Inc.	2,630	316	(225)	91
		31,704	(28,854)	2,850
Non-public companies:
Terra Gaia Inc.	100,000	1		1
Quorum Management and Administrative Services Inc. (Note 11 (a))	1	1	--	1
		$ 31,706	$ (28,854)	$ 2,852

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

8.

Investments (continued)

March 31, 2008	Number of Shares	Cost	Transition Adjustment	Accumulated Unrealized Holding Gains (Loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ --	$ (8,000)	$ 22,000
Abitibi Mining Corp.	7,000	210	385	245	455
Stingray Resources Ltd.	2,016	698	1,762	814	1,512
Emgold Mining Corporation	2,000	480	140	(180)	300
Sultan Minerals Inc.	2,630	316	315	184	500
		31,704	2,602	(6,937)	24,767
Non-public companies:
Terra Gaia Inc.	100,000	1	--		1
Quorum Management and Administrative Services Inc. (Note 11 (a))	1	1	--		1
		$ 31,706	$ 2,602	$ (6,937)	$ 24,769

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Terra Gaia Inc. and Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd. are private companies.  The Company wrote down its investment in Terra Gaia to a nominal value of $1 at March 31, 2006.

9.

Reclamation and other deposits

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

10.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

64,646,988 common shares without par value

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

During the years ended March 31, 2009 and 2008, the Company issued the following common shares:

2009

1.

On July 8, 2008, the Company completed a private placement financing consisting of 1,658,635 non flow-through (“NFT”) units at a price of $0.22 per NFT unit, each NFT unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  Compensation of 91,000 finder’s units was issued with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  The warrants issued were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of one year.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, were valued using the same factors, resulting in an allocation per compensation warrant of $0.06.

In addition, 1,010,800 flow-through (“FT”) units were issued at a price of $0.25 per FT unit.  Each FT unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of one year.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, were valued using the same factors, resulting in an allocation per compensation warrant of $0.05.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants and finder’s unit warrants by providing notice in writing to the holders of such securities, whereby the warrants and finder’s unit warrants will expire within 30 days from the date of such written notice.

2.

On January 28, 2009, the Company completed a private placement of NFT units and FT units.  A total of 11,664,400 NFT units were issued at a price of $0.05 per unit for gross proceeds of $583,220.  Each NFT unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per until January 28, 2010, and at a price of $0.20 until January 28, 2011.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.2%; a volatility factor of 145%, and an expected life of two years.  The value allocated to each of the warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.05.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

A total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable NFT share purchase warrant, or the FT unit warrant.  Each FT unit warrant entitles the holder to purchase one additional NFT common share at an exercise price of $0.10 until January 28, 2010.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.0%; a volatility factor of 158%, and an expected life of one year.  The value allocated to each of the NFT warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.06.

The Company paid compensation to certain arm’s-length parties where such finders arranged for subscribers to the private placements.  The finder’s fee paid was comprised of $8,500 and a total of 340,000 finder’s units.  A total of 170,000 finder’s units were issued and consisted of one common share and one non-transferable share purchase warrant, or finder’s unit warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company at an exercise price of $0.10 until January 28, 2010, and at a price of $0.20 until January 28, 2011.

Of the total finder’s units issued 170,000 were issued in relation to subscriptions for FT units, and consist of one common share and one finder’s unit warrant which, on exercise, entitles the holder to purchase a finder’s unit warrant share at an exercise price of $0.10 until January 28, 2010.  All finder’s units and finder’s unit warrants issued in respect of this financing have been recorded as share issue costs.

All warrants issued in relation to these private placements carry an accelerated expiry provision that allows the Company, at its discretion, to accelerate the expiration of such warrants, if the Company shares trade at or above $0.30 per share for 10 consecutive trading days, by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of the written notice.

Insiders of the Company subscribed for a total of 5,500,000 NFT units.

2008

1.

411,764 bonus shares were issued to Frank Lang with a total value of $140,000, pursuant to the policies of the TSX Venture Exchange, and recorded as a finance cost, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company over a period of time prior to regulatory approval of a loan agreement.  In addition, subsequent to the issuance of the bonus shares, interest is payable from December 5, 2007, at an annual rate of 6%.  The initial loan agreement was for a total of $700,000 to be repaid by October 26, 2008.  The loan has not been paid in full, and as at March 31, 2009, had a principal balance payable of $200,000.  Interest continues to be paid at an annual rate of 6%, payable quarterly.

2.

In November and December 2007, 2,750,500 common shares were issued in a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve  months and $0.65 per share for the balance of the two-year term.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The value allocated to each of the warrants was $0.08.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

Compensation was paid to certain eligible arm’s-length parties or finders, and was comprised of a cash commission totalling $64,638, equal to 8% of the gross proceeds received by the Company from the sale of units by such finders, and a total of 143,640 non-transferable warrants, equal to 8% of the number of units sold by such finders.  Each finder’s warrant entitles the holder, on exercise, to purchase one additional common share of the Company until November 30, 2008, or December 10, 2008, at an exercise price of $0.55 per finder’s warrant share, and at an exercise price of $0.65 per finder’s warrant share until November 30, 2008, or December 10, 2009.  This private placement closed in two tranches.  The finder’s Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The fair value attributable to each of the finder’s warrants was $0.16 to $0.22.

Flow-through shares

In July 2008, the Company issued 1,010,800 FT shares for gross proceeds of $252,700.  Under the FT agreements, the Company agreed to renounce $252,700 of qualifying expenditures to the investors effective December 31, 2008, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2009.

The Company recorded future income taxes recorded at the time of renunciation of $65,702.  During the year ended March 31, 2009, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $65,702.

In January 2009, the Company issued 1,780,000 FT shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.

The Company will record future income taxes at the time of renunciation of approximately $22,000.  Renunciation of these expenditures is expected to be made in February 2010.

Stock options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,464,699 common shares under the plan.  At March 31, 2009, 5,427,600 (March 31, 2008, 5,349,900) stock options have been granted and are outstanding, exercisable for up to five years.

The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009, vested immediately, except for those granted to investor relations’ consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

Stock options (continued)

On October 17, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.30 per share, exercisable until October 17, 2013.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 2.7%; expected life in years – 3.6, and expected volatility of 91%.

The fair value per option at the time of grant was $0.07.  On March 13, 2009, the stock options were cancelled, unexercised.

On February 12, 2009, the Company granted 2,190,000 stock options to directors, officers, employees and consultants at a price of $0.12 per share, exercisable until February 12, 2014.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 1.9%; expected life in years – 4.0, and expected volatility of 108%.  The fair value per option at the time of grant was $0.09.

On April 17, 2007, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:

Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

On September 21, 2007, the Company granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.75, $0.85 and $0.95, respectively.  During the year ended March 31, 2009, these stock options were cancelled, unexercised.

On December 4, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 4, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 4.18%; expected life in years – 5, and expected volatility of 93%.  The fair value per option at the time of grant was $0.30.

On February 4, 2008, the Company granted 225,000 stock options to geological consultants at a price of $0.50 per share, exercisable until February 4, 2013.  The fair value of the stock options granted was estimated at the date of grant using the B-S options pricing model with the following weighted average assumptions: risk-free interest rate – 3.21%; expected life in years – 1.0; and expected volatility of 83%.  The fair value per option at the time of grant was $0.08.  During the year ended March 31, 2009, these stock options were cancelled, unexercised.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

Stock options (continued)

A summary of the fair value of stock options granted during the year using the B-S option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2009	2008	2007
Risk free interest rate	1.88% to 2.69%	4.13%	3.98%
Expected life (years)	3.6 to 4.0	3.0	3.0
Expected volatility	91% to 108%	85%	85%
Fair value per option granted	$0.07 to $0.09	$ 0.23	$ 0.26

The following table summarizes information on stock options outstanding at March 31, 2009:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.30	416,100	0.52 years
$0.165	715,000	1.34 years
$0.50	100,000	2.20 years
$0.53	310,000	2.83 years
$0.50	1,546,500	3.05 years
$0.50	150,000	3.68 years
$0.12	2,065,000	4.87 years
$0.12	125,000	4.87 years
	5,427,600	3.33 years

A summary of the changes in stock options for the years ended March 31, 2009, 2008 and 2007, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2006	4,238,300	$0.30
Exercised	(877,900)	$0.19
Granted	410,000	$0.52
Balance, March 31, 2007	3,770,400	$0.34
Exercised	(1,145,500)	$0.22
Granted	3,010,000	$0.59
Cancelled and forfeited	(285,000)	$0.52
Balance, March 31, 2008	5,349,900	$0.50
Granted	2,340,000	$0.13
Expired, unexercised	(957,300)	$0.54
Cancelled and forfeited	(1,305,000)	$0.69
Balance, March 31, 2009	5,427,600	$0.29
Vested and exercisable at March 31, 2009	5,330,100	$0.29

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

Share purchase warrants

As at March 31, 2009, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
745,000	$0.65	November 30, 2009
49,600	$0.65	November 30, 2009
630,250	$0.65	December 10, 2009
94,040	$0.65	December 10, 2009
1,091,880	$0.28	July 8, 2009
1,749,635	$0.25	July 8, 2009
9,818,400	$0.10/$0.20	January 28, 2010/2011
1,966,000	$0.10	January 28, 2010
16,144,805

A summary of the changes in warrants for the years ended March 31, 2009, 2008 and 2007, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2006	3,032,350	$0.43
Exercised	(90,500)	$0.45
Expired, unexercised	(32,350)	$0.45
Issued	2,750,000	$0.64
Balance, March 31, 2007	5,659,500	$0.53
Exercised	(1,745,300)	$0.45
Expired, unexercised	(2,664,200)	$0.60
Issued	1,518,890	$0.55
Balance, March 31, 2008	2,768,890	$0.53
Expired, unexercised	(1,250,000)	$0.50
Forfeited	(2,000,000)	$0.10
Issued	16,625,915	$0.13
Balance, March 31, 2009	16,144,805	$0.17

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

11.

Related party transactions and balances

Services rendered in the year ended March 31,	2009	2008	2007
Quorum Management and Administrative Services Inc. (a)	$ 387,673	$ 317,888	$ 232,638
Lang Mining Corporation (b)	90,000	120,000	85,000
Consulting (d, f)	30,000	16,500	17,500
Finance costs (c)	29,646	154,010	--
Director (e)	US$120,000	US$102,000	US$102,000

Balances at March 31,	2009	2008
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 163,794	$ 89,004
Lang Mining Corporation (b)	94,500	10,500
Ainsworth Jenkins - Casierra project (c)	47,253	39,038
Directors (c)	195,381	8,728
Mr. Frank A. Lang, interest bearing (c)	200,000	700,000
Mr. Frank A. Lang, advances (c)	720,000	250,000
Mr. Frank A. Lang, accrued interest (c)	22,990	3,672
Mr. Frank A. Lang, expenses payable	3,610	(759)
	$ 1,447,528	$ 1,100,183

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.  At December 31. 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 common shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2009, Mr. Lang has been repaid $500,000 (March 31, 2008 - $14,010) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

11.

Related party transactions and balances (continued)

Mr. Lang has advanced an additional $720,000 to March 31, 2009, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  Subsequent to March 31, 2009, Mr. Lang has advanced an additional $242,000 to the Company, with interest payable at 1% per month, with no specified terms of repayment.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and so is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placements described in Note 10.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

Segmented information

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2009	Canada	Mexico	Sierra Leone	Total
Current assets	$ 131,321	$ 58,964	$ 25,635	$ 215,920
Foreign value-added taxes recoverable	--	176,794	--	176,794
Mineral properties and deferred costs	587,723	--	1	587,724
Equipment	2,489	9,069	--	11,558
Investments	2,852	--	--	2,852
Reclamation and other deposits	18,000	--	--	18,000
Total Assets	$ 742,385	$ 244,827	$ 25,636	$ 1,012,848

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

12.

Segmented information (continued)

2008	Canada	Mexico	Sierra Leone	Total
Current assets	$ 82,539	$ 5,928	$ --	$ 88,467
Foreign value-added taxes recoverable	--	183,554	--	183,554
Mineral properties and deferred costs	742,705	--	113,325	856,030
Equipment	1,706	14,888	218,112	234,706
Investments	24,769	--	--	24,769
Reclamation and other deposits	18,000	--	--	18,000
Total Assets	$ 869,719	$ 204,370	$ 331,437	$ 1,405,526

13.

Income taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2009	2008 (restated)	2007 (restated)
Loss for the year	$ 2,462,000	$ 3,915,000	$ 2,879,000
Statutory tax rate	30.75%	32.00%	34.12%
Expected income tax recovery	757,000	1,253,000	982,000
Increase (decrease to income tax recovery due to
Non-deductible permanent differences	(75,000)	(133,000)	(23,000)
Losses not recognized	(607,000)	(1,091,000)	(907,000)
Other	(9,298)	(29,000)	(52,000)
Income tax provision	$ 65,702	$ --	$ --

The significant components of the Company’s future tax assets are as follows:

	2009	2008 (restated)	2007 (restated)
Mineral property interests and capital assets	$ 2,434,000	$ 2,480,000	$ 2,387,000
Share issue costs	27,000	16,000	20,000
Operating losses carried forward	1,795,000	1,782,000	1,345,000
Benefits from losses	4,256,000	4,278,000	3,752,000
Valuation allowance for future tax assets	(4,256,000)	(4,278,000)	(3,752,000)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

13.

Income taxes (continued)

The Company has Canadian non-capital losses carried forward of $3,357,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2010	270,000
2014	405,000
2015	424,000
2026	564,000
2027	618,000
2028	928,000
2029	849,000
Total	4,058,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $2,787,000 expiring at various dates until 2018, available to offset future Mexican-source income.

The Company has resource pools of approximately $9,952,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

14.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at March 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

,

	Held for trading	Other financial assets/liabilities	Total carrying value	Fair value
Financial assets
Cash and cash equivalents	$ 184,767	$ --	$ 184,767	$ 184,767
Amounts receivables	--	31,153	31,153	31,153
	184,767	31,153	215,920	215,920
Financial liabilities
Accounts payable and accrued liabilities	--	465,630	465,630
Accounts payable, related parties	--	1,447,528	1,447,528
	$ --	$ 1,913,158	$ 1,913,158

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgement is required to develop certain of these estimates.  The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

14.

Financial instruments and risk management (continued)

The methods and assumptions used to estimate the fair value of financial instruments are described below:

The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, currency risk, interest rate risk, liquidity risk, credit risk and liquidity risk.

(a)

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold and silver and the outlook for these metals. The Company does not have any hedging or other derivative contracts respecting its operations.

Market prices for gold and silver historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

(b)

Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates.  The Company has no financial assets with this risk.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2009.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2009, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

(c)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2009	March 31, 2008
U.S. Dollars
Cash and cash equivalents	53,239	7,137
Accounts payable and accrued liabilities	(223,038)	(55,053)
Mexican Pesos
Cash and cash equivalents	33,384	6,099
Value added taxes recoverable	176,794	183,554
Accounts payable and accrued liabilities	(127,487)	(227,773)

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

14.

Financial instruments and risk management (continued)

Based on the above net exposures at March 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $16,980 in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $8,269 in the Company’s loss from operations.

(d)

Credit risk

Given their short-term maturity, the fair value of cash and cash equivalents and sundry receivables are based on going concern assumptions and are recorded at their carrying value.

The Company’s financial assets are cash and cash equivalents and amounts receivable.  The Company’s maximum exposure to credit risk as at March 31, 2009, is the carrying value of its financial assets.  The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly liquid securities.  Cash and cash equivalents are held at a major Canadian Chartered Bank and the risk of default is considered to be remote.  Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

(e)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 14 to the consolidated financial statements.  Accounts payable, and accrued liabilities and interest on the demand loan and accrued interest and other advances from a major shareholder are due within one year from the balance sheet date.  (See Note 11 (c)).

The Company attempts to manage liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.  The Company has been unable to maintain liquidity and has been dependent on small private placement financings and advances from a major shareholder.  As described in Note 1, as at March 31, 2009, the Company has significant liquidity risk.  All of the Company’s financial liabilities are due within one year.

15.

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property interests in Canada and Mexico and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may issue new shares, issue debt or acquire or dispose of assets.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

15.

Management of capital

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed, but did not provide sufficient funding for operational activities and repayment of loans received from a major shareholder in the year ended March 31, 2008, and in the first quarter of the year ended March 31, 2009, and additional advances since March 31, 2009.  There can be no assurances that the Company will be able to continue raising capital in this manner.  A portion of the Company’s loans from a shareholder require repayment of interest and principal, but as all funds must be raised from equity investment, the Company is unable to make any payments of interest or principal.  Other loans from the major shareholder bear no interest or fixed terms of repayment.  All payables are unsecured.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds for operations, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue exploration work and to meet its administrative overhead costs for the coming year.

The Company’s investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.  The Company will need to do a financing through the issuance of common shares to continue in operations.  The Company has reduced its cash requirements through the joint venture on the Nuevo Milenio property in Mexico.  (See Note 18 - Subsequent Event).

16.

Differences between Canadian and United States generally accepted accounting principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2009	2008 (restated)	2007 (restated)
Loss in accordance with Canadian GAAP	$ (2,396,576)	$ (3,914,530)	$ (2,878,891)
Future tax recovery and net premium to market on issuance of common shares (Note 16 (a))	(10,108)	--	--
Loss in accordance with US GAAP	(2,406,684)	(3,914,530)	(2,878,891)
Comprehensive income (loss) (Note 8)	(21,917)	(9,539)	(2,380)
Comprehensive loss under US GAAP	$ (2,428,601)	$ (3,924,069)	$ (2,881,271)
Loss per share US GAAP	$ (0.05)	$ (0.08)	$ (0.07)
Comprehensive loss under US GAAP	$ (0.05)	$ (0.08)	$ (0.08)
Weighted average shares outstanding US GAAP	52,370,459	47,872,669	38,395,299

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

	Years ended March 31,
	2009	2008	2007
Shareholders’ equity (deficiency) per Canadian GAAP	$ (900,310)	$ 72,819	$ 1,032,400
Future tax recovery and net premium to market on issuance of common shares	(10,108)	--	--
Cumulative effect of comprehensive income adjustments (iii)	--	--	2,602
Shareholders’ equity (deficiency) - US GAAP	$ (910,418)	$ 72,819	$ 1,035,002

i)

Statement of Financial Accounting Standard (“SFAS”) No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.

ii)

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include available for sale investments that are not actively traded on short-term differences in price.  For US GAAP purposes, these holding gains and losses are reported as a separate component of shareholders’ equity until realized.

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “financial instruments – recognition and measurement”, and Section 1530, “comprehensive income”, during the year ended March 31, 2008.  The transitional provision requires re-measurement of its assets and liabilities classified as available-for-sale, with no adjustment to other comprehensive income at the beginning of the fiscal year.  Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporal difference with US GAAP. This difference will be eliminated once the securities are sold.

(a)

Statements of Cash Flows

	Years ended March 31,
	2009	2008 (restated)	2007 (restated)
Cash provided by (used for) operations
Canadian GAAP	$ (1,367,971)	$ (3,034,784)	$ (2,480,720)
US GAAP	(1,367,971)	(3,034,784)	(2,480,720)
Investing Activities
Canadian GAAP	(89,198)	(371,948)	(343,699)
Restricted cash	215,611	--	--
US GAAP	126,413	(371,948)	(343,699)
Financing Activities
Canadian GAAP and US GAAP	$ 1,628,643	$ 3,217,540	$ 2,628,090

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

Differences between Canadian and US GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Flow-through shares

In July 2008, the Company issued by way of private placement 1,010,800 FT common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2009.  As described in note 2 (o) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, Statement of Financial Accounting Standard (“SFAS”) 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of FT share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the FT shares.  A liability is initially recognized for any premium paid by the investors.

In February 2009, the Company renounced the income tax deductions and the Company has recorded a future income tax liability, estimated to be approximately $65,702, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  Under US GAAP, the difference between the FIT liability on renunciation and the premium is recorded as a FIT expense.  Under both Canadian and US GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.  This will result in a US GAAP adjustment of $10,108 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance for US GAAP purposes, which will be recorded in the year ended March 31, 2009, under US GAAP and allocated to deferred taxes when the FT shares are renounced.

In January 2009, a total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable non-flow-through share purchase warrant.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2009.  As described in note 2 (o) to the consolidated financial statements, on issuance of FT common shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.

By early 2010, the Company will be required to renounce the income tax deductions and the Company will record a FIT liability, estimated to be approximately $23,140, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  The shares were not issued at a net premium to market, so under both Canadian and US GAAP, recognition of the liability will result in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(b)

Impact of recent applicable United States accounting pronouncements and current differences in accounting principles

(1)

SFAS 157, among other things, requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the company’s market assumptions.  The effective date was for fiscal years beginning after November 15, 2007.

SFAS No. 157 establishes a three-tiered hierarchy to prioritize inputs used to measure fair value. Those tiers are defined as follows:

1. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

2.

Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

3. Level 3 inputs are unobservable inputs for the asset or liability.

The highest priority in measuring assets and liabilities at fair value is placed on the use of Level 1 inputs, while the lowest priority is placed on the use of Level 3 inputs.

This statement also expands the related disclosure requirements in an effort to provide greater transparency around fair value measures.

In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

As of April 1, 2009, the Company adopted SFAS No. 157, and the adoption did not have a material impact on its financial condition, results of operations, or cash flows.  The Company is still evaluating the impact of the items deferred by FSP FAS 157-2.

(2)

SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities includes an amendment of SFAS No. 115.  This Statement permits entities to measure many financial instruments and certain other items at fair value.  This Statement applies to all entities, including not-for-profit organizations.  Most of the provisions of this Statement apply only to entities that elect the fair value option.  The Company did not designate any items at fair value upon adoption of SFAS No. 159.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(c)

United States accounting pronouncements to be adopted

In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 is a revision to FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. SFAS 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. SFAS 167 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009 which for the Company will be its fiscal year commencing April 1, 2009.  The Company is currently evaluating the impact, if any, of adoption of SFAS 167 on its financial statements.  The Company does not expect that the adoption of SFAS 167 will have a material effect on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification™ (Codification) as the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009, which corresponds to the Company’s second quarter of fiscal 2010. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification.  The adoption of SFAS 168 will not have an impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments.  The objective of an other-than-temporary impairment analysis under existing US GAAP is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis.  The Company is currently evaluating the impact of FAS 115 and FAS 124 on its consolidated financial position and results of operation for items within the scope of FAS 115-2 and FAS 124-2 which will become effective beginning with the Company’s first quarter of 2010.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(c) United States accounting pronouncements to be adopted (continued)

 In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FASB Staff Position (FSP) amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The Company is currently evaluating the impact of FAS 107 and APB-28 on its consolidated financial position and results of operation which will become effective beginning with the Company’s first quarter of 2010.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”.  SFAS 141(R) will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, IPR&D and restructuring costs.  In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes.  SFAS 141R is effective for fiscal years beginning after December 15, 2008, and, as such, the Company will adopt this standard in the first quarter of fiscal year 2010.  The provisions are effective for the Company for business combinations on or after March 31, 2009.  The Company does not expect the adoption of SFAS No. 141(R) to have a material impact on its consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events”.  SFAS 165 establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This Statement is effective for interim and annual periods ending after June 15, 2009, and, as such, the Company will adopt the standard in the first quarter of fiscal 2010.  The Company does not expect the adoption of SFAS No. 141(R) to have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”, which identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for non-governmental entities.  SFAS No. 162 is effective for interim and annual periods ending after September 15, 2009, and, as such, the Company will adopt this standard in the second quarter of fiscal 2010.  The Company is currently assessing the impact of the adoption of SFAS No. 162, if any, on its financial position, results of operations, or cash flows.

In April 2008, the FASB issued FASB staff position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and as such, the Company will adopt FSP FAS 142-3 in the first quarter of fiscal year 2010.  Early adoption is prohibited.  The Company is currently evaluating the impact, if any, that FSP FAS 142-3 will have on its financial position, results of operations, or cash flows.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, which amends the disclosure requirements of SFAS 133.  SFAS No. 161 provides an enhanced understanding about how and why derivative instruments are used, how they are accounted for and their effect on an entity’s financial condition, performance and cash flows. SFAS No. 161, which is effective for the first interim period beginning after November 15, 2008, will require additional disclosure in future filings.  The Company adopted this standard in the fourth quarter of its fiscal year 2009 and the adoption did not have any material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51”, which amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  FAS 160 also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, and as such, the Company will adopt this standard in the first quarter of fiscal year 2010.  Based on its current operations, the Company does not believe that FAS 160 will have a significant impact on its financial position, results of operations or cash flows.

Effective March 26, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”)”. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities.  A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlements.  Upon adoption, the Company did not have any material uncertain tax positions to account for as an adjustment to its opening balance of retained earnings on March 26, 2007.  The Company has unrecognized tax benefits in Canada of $4,256,000 as at March 31, 2009, but does not have any source of revenue for utilization of the tax benefits.  There is significant uncertainty as to when the tax benefits are likely to be utilized.

In April the Securities and Exchange Commission (“SEC”) and the FASB have expressed views for US GAAP that suggest warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.  The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars, so the Company has no difference under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The EITF has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

In August 2007, the EITF issued No. 07-05, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  The issue summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance.  The EITF considers Issue 07-5 an open issue subject to further discussion and meetings.  Issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the EITF project the Company will assess any impact this may have on the consolidated financial statements for US GAAP and will record an adjustment in accordance with the guidance provided.  The Company has no outstanding warrants denominated in other than Canadian dollars, so the Company expects no difference under EITF No. 07-05.

17.

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

18.

Subsequent event

Subsequent to March 31, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with the following schedule:

-

US$1,000,000 by July 24, 2010

-

US$3,500,000 by July 24, 2011

-

US$7,000,000 by July 24, 2012 and,

-

US$12,000,000 by July 24, 2013

If Roca meets these requirements within four years, Roca will vest at 50% and will have a further option to earn a further 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study within three years by a mutually acceptable qualified third party.  Once Roca vests at 50% or 70% as applicable, the Company and Roca will form a joint venture, with all further costs to be shared on a pro rata basis.  The property option agreement remains subject to title confirmation and the completion of formal and definitive option joint venture documentation.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

19.

Exploration costs

Year ended March 31, 2009	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2009

Exploration and development expenses
March 31, 2008, as previously reported	1,408,191	151,762	246,931	240,597	1,861,966	3,909,447
Adjustments	(1,408,191)	(151,762)	(246,931)	(240,597)	(1,861,966)	(3,909,447)
Restated, March 31, 2008	--	--	--	--	--	--
Incurred during the year
Assays and analysis	--	--	8,824	--	2,842	11,666
Community relations	32,040	--	--	--	--	32,040
Dredging and bulk sampling	112,276	--	--	--	--	112,276
Geological and geophysical	8,623	313	16,308	75,739	174,583	275,566
Site activities	191,578	46	1,003	1,742	147,280	341,649
Stock-based compensation	(3,888)	--	--	--	23,785	19,897
Travel and accommodation	30,955	--	5,456	-	17,239	53,650
Trenching	--	--	13,058	--	--	13,058
Write-off of equipment, net of recoveries	93,187	--	--	--	--	93,187
Total Expenses, March 31, 2009	$ 464,771	$ 359	$ 44,649	$ 77,481	$ 365,729	$ 952,989

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

19.

Exploration costs

Year ended March 31, 2008	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2008

Exploration and development expenses
March 31, 2007, as previously reported	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Adjustments	(1,531,782)	(150,563)	(220,266)	(41,368)	(1,077,716)	(3,021,695)
Restated, March 31, 2007	--	--	--	--	--	--
Incurred during the year
Assays and analysis	1,630	--	5,835	1,338	16,889	25,692
Community relations	1,582	--	--	--	--	1,582
Dredging and bulk sampling	209,233	--	--	--	--	209,233
Drilling	--	--	--	120,470	391,483	511,953
Geological and geophysical	98,871	1,064	4,069	17,485	149,596	271,085
Site activities	698,330	135	2,186	3,304	133,778	837,733
Stock-based compensation	107,225	--	--	--	60,751	167,976
Travel and accommodation	236,037	--	3,470	69,432	31,753	340,692
Trenching	--	--	11,105	--	--	11,105
Expenditures in year	1,352,908	1,199	26,665	212,029	784,250	2,377,051
Government assistance	--	--	--	(12,800)	--	(12,800)
Total Expenses, March 31, 2008	$ 1,352,908	$ 1,199	$ 26,665	$ 199,229	$ 784,250	$ 2,364,251

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

19.

Exploration costs

Year ended March 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2007

Exploration and development expenses
March 31, 2006, as previously reported	464,940	52,119	170,586	11,311	107,198	806,154
Adjustments	(464,940)	(52,119)	(170,586)	(11,311)	(107,198)	(806,154)
Restated, March 31, 2006	--	--	--	--	--	--
Incurred during the year
Assays and analysis	3,409	--	10,050	--	13,348	26,807
Community relations	41,327	--	--	--	--	41,327
Dredging and bulk sampling	464,781	--	--	--	--	464,781
Drilling	--	--	--	--	591,172	591,172
Geological and geophysical	181,500	97,809	28,941	133	152,119	460,502
Site activities	173,102	165	807	29,924	135,820	339,818
Stock-based compensation	--	--	--	--	33,153	33,153
Travel and accommodation	202,723	470	9,882	--	44,906	257,981
Total Expenses, March 31, 2007	$ 1,066,842	$ 98,444	$ 49,680	$ 30,057	$ 970,518	$ 2,215,541